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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  ------------

                                  SCHEDULE 13G

                                  ------------


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*



                        SHELLS SEAFOOD RESTAURANTS, INC.
                        --------------------------------
                                (Name of Issuer)



                          COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)



                                   822809 10 9
                                 --------------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 822809 10 9
          -----------

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Longview Partners, L.P.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /

                                                                   (b) / /
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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION

     Longview Partners, L.P. is a partnership organized under the laws of the state of Delaware.

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                    5  SOLE VOTING POWER
   NUMBER OF

     SHARES            313,159 shares
                    ------------------------------------------------------------
  BENEFICIALLY

    OWNED BY        6  SHARED VOTING POWER

      EACH

    REPORTING          0 shares
                    ------------------------------------------------------------
     PERSON

      WITH
                    7  SOLE DISPOSITIVE POWER

                       313,159 shares

                    ------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER

                       0 shares

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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    313,159 shares

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.1%

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12  TYPE OF REPORTING PERSON

    PN
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Item 1(a) NAME OF ISSUER:

          Shells Seafood Restaurants, Inc. (the "Company")

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          16313 N. Dale Mabry Highway
          Suite 100
          Tampa, Florida 33618

Item 2(a) NAME OF PERSON FILING:

          See Item 1 of the cover page attached hereto

Item 2(b) Address of Principal Business Office, or If none, residence:

          175 East 64th Street
          New York, New York  10021

Item 2(c) CITIZENSHIP:

          See Item 4 of the cover page attached hereto

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.01 (the "Common Stock")

Item 2(e) CUSIP NUMBER:

          822809 10 9

Item 3    Not Applicable


Item 4    OWNERSHIP:

          (a) Amount beneficially owned:

          See Item 9 of the cover page attached hereto which includes (i) 159,884 shares of Common Stock owned directly by the Reporting Person,
          (ii) warrants to purchase 79,942 shares of Common Stock at an exercise price of $6.00 per share which are presently exercisable and (iii) warrants to purchase 73,333 shares of Common Stock at an exercise price of $3.50 per share which are presently exercisable.

          (b) Percent of Class:
              See Item 11 of the cover page attached hereto

          (c) Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:

                    See Row 5 of the cover page attached hereto which includes
                    (i) 159,884 shares of Common Stock owned directly by the Reporting Person, (ii) warrants to purchase 79,942 shares of Common Stock at an exercise price of $6.00 per share which are presently exercisable and (iii) warrants to purchase 73,333 shares of Common Stock at an exercise price of $3.50 per share which are presently exercisable.

              (ii)  Shared power to vote or to direct the vote:

                    See Row 6 of the cover page.

              (iii) Sole power to dispose or direct the disposition of:

                    See Row 7 of the cover page attached hereto which includes
                    (i) 159,884 shares of Common Stock owned directly by the Reporting Person, (ii) warrants to purchase 79,942 shares of Common Stock at an exercise price of $6.00 per share which are presently exercisable and (iii) warrants to purchase 73,333 shares of Common Stock at an exercise price of $3.50 per share which are presently exercisable.

              (iv)  Shared power to dispose or direct the disposition of:

                    See Row 8 of the cover page.

Item 5              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                    Not Applicable

Item 6              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON:

                    Not Applicable



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Item 7             IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                   ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                   COMPANY:

                   Not Applicable

Item 8             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                   Not Applicable

Item 9             NOTICE OF DISSOLUTION OF GROUP:

                   Not Applicable

Item 10            CERTIFICATION:

                   Not Applicable



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                                   SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1997



                                          LONGVIEW PARTNERS, L.P.



                                          By:  /s/ SUSAN R. CHAPMAN
                                             -----------------------------------
                                               Susan R. Chapman
                                               General Partner



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